LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2004	slanter@luselaw.com

June 2, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Kathryn McHale, Esq.
Senior Staff Attorney

Re:	Melrose Bancorp, Inc.; File Number 333-194475

Registration Statement on Form S-1

Dear Ms. McHale:

On behalf of Melrose Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to comments provided by the Staff in a letter dated April 7, 2014. Set forth below are those comments, as well as the Company’s responses to those comments.

Cover Page

1.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We note the comment and will provide supplementally to the staff any such written communications and/or research reports distributed.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 2, 2014

Summary

Purchase by Executive Officers and Directors, page 8

2.	Please include disclosure that officers and directors may own up to 36.4% of the shares issued in the offering.

The disclosure on page 8 has been revised in response to the comment.

Our Contribution of Cash and Shares of Our Common Stock to Melrose Cooperative Bank Foundation, page 8

3.	We note your disclosure on page 9 that the company may complete the conversion and stock offering without the inclusion of the charitable foundation and without resoliciting subscribers. Please revise your discussion of the charitable foundation in Risk Factors to include this disclosure.

The subject disclosure on page 9 has been removed. Melrose Cooperative Bank will hold its special meeting of depositors prior to the distribution of the prospectus; and accordingly, the Company will have the results of the vote on the establishment and funding of the charitable foundation prior to the distribution of the prospectus.

Subscriptions by Directors and Executive Officers, page 106

4.	Please revise to include a subsection that lists the number of shares that will be held by Melrose Cooperative Bank Foundation.

We respectfully request that the staff withdraw this comment. As discussed with Erin Purnell, Esq. of the staff, the foundation, by bank regulation, is required to vote its shares in the same proportion as all other shareholders for all matters requiring shareholder approval. Additionally, the foundation is not a subsidiary of the Company or the Bank nor will it own more than 5% of the outstanding shares.

Management of Melrose Bancorp

Employment and Change in Control Agreements

Change in Control Agreements with Diane Indorato and James Oosterman, page 99

5.	We note your disclosure on page 25 that you intend to enter into change in control agreements with four executive officers other than the CEO. Please revise to state whether the change in control agreements for the other two executives will be substantially similar to the agreements with Ms. Indorato and Mr. Oosterman. Please describe the agreements if they will not be substantially similar.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 2, 2014

The disclosure on page 109 has been revised in response to the comment.

The Conversion and Plan of Distribution

Marketing and Distribution; Compensation, page 119

6.	Please add information listing the fees paid to Keefe, Bruyette & Woods during the past three fiscal years, and disclose if no fees were paid other than the fees to be paid in connection with the offering.

The disclosure on page 129 has been revised in response to the comment.

Melrose Cooperative Bank Foundation

Structure of the Charitable Foundation, page 129

7.	Please include additional information regarding Ms. McAteer-Margolis, including whether she holds any employment positions other than the Community Outreach and Membership Director of Melrose Mass Television, whether she will be compensated for serving on the board of Melrose Cooperative Bank Foundation, and whether she will have equal say regarding the actions taken by the charity.

The disclosure on page 141 has been revised in response to the comment.

8.	Please clarify the election process of the board of directors of Melrose Cooperative Bank Foundation. Please explain whether Mr. Jones and Ms. Indorato will also serve one-year terms, and who will nominate and vote for them. Please clarify whether company shareholders will have the ability to nominate persons to serve on the board of the foundation.

The disclosure on page 141 has been revised in response to the comment.

Financial Statements

Note 3 – Investments in Available-For-Sale Securities, page F-17

9.	We note you disclose $492 thousand of unrealized losses for 12 months or longer on marketable equity securities at December 31, 2013. You also disclose that your marketable equity securities consisted of eight mutual funds.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 2, 2014

a.	Please provide us with a listing of your equity securities/mutual funds in an unrealized loss position at December 31, 2013 detailing the costs and unrealized losses, as well as the length of time they has been in an unrealized loss position.

The requested list is being provided supplementally herewith to the staff.

b.	For those in an unrealized loss position for more than 12 months, please provide us with your full detailed analysis of these securities’ impairment as of December 31, 2013 that identifies all available positive and negative evidence considered, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support your conclusion that the impairment was not other than temporary. Specifically address how you considered your inability to direct the purchase or sale of the underlying securities that are held by the mutual fund itself in determining your ability to project a recovery and hold the fund until that recovery. Refer to SAB Topic 5M for guidance.

The requested analysis is being provided supplementally herewith to the staff.

c.	Please revise future filings to include enhanced disclosures based on the disclosure requirements in ASC 320-10-50-6b.

The disclosure in Note 3 to the financial statements on pages F-21 and F-22 has been revised in response to the comment.

Exhibit 8.1

10.	Please file a signed and dated tax opinion with your amended registration statement.

A signed and dated tax opinion is being filed with the amended filing.

11.	We note that paragraphs 7 and 8 are subject to uncertainty. Please therefore add a risk factor setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

The disclosure on page 23 has been revised in response to the comment.

* * * * *

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 2, 2014

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Kent Krudys of this office at (202) 274-2019 or at kkrudys@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter
Steven Lanter

Enclosures

cc:	Erin Purnell, Esq., SEC

Massachusetts Department of Banking

Federal Deposit Insurance Corporation

Federal Reserve Bank of Boston

Jeffrey D. Jones, President and Chief Executive Officer

Kent M. Krudys, Esq.

Marketable Equity Securities in unrealized loss position greater than 12 months

12/31/2013

Security	BookValue	Market Value	Loss	Last Gain position
Eaton Vance Advantage Bond Strategy Fund	1,019,714.73	998,955.12	-20,759.61	4/30/2013
Blackrock GNMA	2,116,512.97	1,937,793.43	-178,719.54	10/31/2012
Pimco GNMA	2,097,062.43	1,936,533.24	-160,529.19	10/31/2012
Prudential Short Term Corp	3,104,541.70	3,036,055.27	-68,486.43	10/31/2012
MFS Limited Maturity Fund	478,547.65	468,361.29	-10,186.36	1/31/2011
Franklin Low Duration Total	799,982.65	781,296.75	-18,685.90	7/31/2011
Templeton Global Bond Fund	874,416.75	840,311.65	-34,105.10	7/31/2011
TOTALS	10,490,778.88	9,999,306.75	-491,472.13

Melrose Cooperative Bank	Marketable Equity Analysis

12.31.13

Blackrock GNMA (BGPAX):

The investment seeks to maximize total return, consistent with income generation and prudent investment management. Under normal circumstances, the fund invests at least 80% of its assets in Government National Mortgage Association (GNMA) securities. It invests primarily in securities issued by GNMA as well as other U.S. government securities. Securities purchased by the fund are rated in the highest rating category (AAA or Aaa) at the time of purchase by at least one major rating agency or are determined by the fund management team to be of similar quality.

The overall portfolio composition is as follows:

Cash:	29.66%
Bonds:	61.79	% (all in US bonds).

We note that the top 4 holdings (49.11%) consist of Ginnie Mae Jumbos (3.5%, 3-1-2014) Ginnie Mae Jumbos (3.0%, 3-1-2044) , GNMA 4.5% and a GNMA 4.0%. We also noted that 100% of the portfolio was rated AAA or Aaa at time of purchase, or rated similar by fund management. Credit quality of only the long positions at 12-31-13 was AAA.

The 5-Year Average Return is 3.99%. Please refer to the history below for the prior 5 years of annual total return (%):

2013	-2.87%
2012	3.77%
2011	6.57%
2010	7.20%
2009	5.73%

The investment experienced the first loss in October 2012 at 0.05% of the book value . At that time, the investment was paying dividends, and Melrose Co-op liquidity ratio was 20%. As of 12-31-2013, the investment is at an 8.9% loss, which is due mainly to the recent underperformance of most fixed income asset categories, regardless of funds or individual securities. At 12-31-13, Melrose CO-op liquidity ratio is at 17.50%. The investment is still paying dividends and no significant change in the fund management has been noted. At 12-31-13 interest rate sensitivity style is moderate The weighted average maturity is 7.84 years and duration is 5.51 years at 12-31-13. Annual Holdings Turnover Ratio 1,405%., however, there does not appear to be a significant interest rate increase projected for the near term. As Bank management has the intent and ability to hold this mutual fund until cost recovery occurs, this decline is considered to be temporary.

Pimco GNMA (PAGNX):

The investment seeks to maximize total return, consistent with preservation of capital and prudent investment management. The fund normally invests at least 80% of its assets in a diversified portfolio of securities of varying maturities issued by the Government National Mortgage Association (GNMA), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. It may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities.

The overall portfolio composition is as follows, at 12-31-13:

Cash:	5.99%
Bonds:	89.53%
Other:	0.14%

We note that the top 4 holdings (53.63%) consist of Government National Mortgage Association 3.5%, Ginnie Mae Jumbos (3.0%, 1-1-2043), FNMA 4.5% and GNMA 4.0%. Fund rated 4 star by Morningstar, and at 12-31-13, the maturity average is 8.26 and duration is 5.74.

The 5-Year Average Return is 4.58%. Please refer to the history below for the prior 5 years of annual total return (%):

2013	-2.76%
2012	2.60%
2011	7.98%
2010	7.53%
2009	9.31%

The investment experienced the first unrealized loss in October 2012 at 0.05% of the book value. At that time Bank liquidity ratio 20%. Unrealized loss at 12-31-13 partly due to the funds underweight duration (compared to index) in early 2013, which modestly detracted from performance as interest rates continued to rise. The 2013 market overreaction to the Fed tapering of bond buyback program, as well as the underperformance in 2013 of most fixed income asset classes, regardless of fund or underlying securities, also contributed to the unrealized loss at 12-31-13. This investment has history of and is paying dividends. History, 12 years up, 1 down. As of 2013, the investment’s unrealized loss is at 8% of cost basis, while the Bank has 17.50% liquidity. The investment is still paying dividends and no significant change in the fund or underlying funds quality has been noted. Noted Annual Holdings Turnover = 1,502%. However, does not appear to be a significant interest rate increase projected in the near term. Bank management has the intent and ability to hold this mutual fund until cost recovery occurs and considers the investment to be not other- than-temporarily impaired.

Prudential Short-Term Corporate Bond (PBSMX):

The investment seeks high current income consistent with the preservation of principal. The fund invests at least 80% of its investable assets in bonds of corporations with varying maturities. The effective duration of the fund’s portfolio will generally be less than three years. It may invest in mortgage- related securities and asset-backed securities. Up to 35% of the fund’s investable assets may be invested in dollar-denominated obligations issued in the U.S. by foreign corporations and governments. The fund may invest up to 20% of the funds investable assets in below investment-grade debt obligations.

The overall portfolio composition is as follows:

Cash:	8.05%
Bonds:	90.23%
Other:	0.02%

We note that the top 4 holdings (19.23%) consist of NYSE (2yr US Treasury Note), 5yr US Treasury Note, NYSE (10yr US Treasury Note), and Citigroup 3.953%. The Bond ratings primarily consist of 39.90% A-Rating, and 45.77% BBB-Rating.

The 5-Year Average Return is 4.94%. Please refer to the break out below for the prior 5 years of annual total return (%):

2013	0.89%
2012	5.23%
2011	2.77%
2010	4.78%
2009	13.53%

In summary, fixed income asset classes have been underperforming due to unfavorable market conditions, which caused this unrealized loss of 2.2% or $68,000 at 12-31-13. The fund type is short-term bond which is a low interest rate sensitivity type. In early 2014, the unrealized loss percentage for this investment has decreased. The yield levels are returning to normalcy (lower) from the overselling of fixed income markets. Annual Holdings Turnover is 65%. Average duration 2.69. Prudential is a well-known asset management firm that has a history of outperforming its benchmarks. Bank management has the intent and ability to hold this debt security until cost recovery occurs and considers the decline to be temporary.

Eaton Vance Tax Advantaged Bond Strategies (EABSX):

The investment seeks after-tax total return . The fund invests at least 80% of its net assets in a diversified portfolio of municipal obligations that are exempt from regular federal income tax (Municipal securities), municipal obligations that are not exempt from regular federal income tax (Taxable Municipal securities), direct obligations of the U.S. Treasury (Treasury securities) and/or obligations of U.S. government agencies, instrumentalities and government-sponsored enterprises. It currently targets an average portfolio duration of approximately 2- 4.5 years and an average weighted portfolio maturity of approximately 3 – 6 years.

The overall portfolio composition is as follows:

Cash:	9.10%
Bonds:	90.90%

We note that the top 4 holdings (totaling 7.12%) consist of municipal securities. The Bond ratings primarily consist of 42.14% AAA-Rating, and 51.08% AA-Rating, and 6.77% A-Rating.

The 5-Year Average Return is 2.78%. Please refer to the history below for the prior 5 years of annual total return (%):

2013	-0.70%
2012	1.79%
2011	5.92%
2010	2.69%
2009	5.45%

At 12-31-13, unrealized loss was $21,000 or 2%. This was due to recent underperformance of most fixed asset classes during and at end of 2013. This fund’s maturity is an average of 3.97 % and duration avg is 3.55%. Annual holdings turnover is 82%, and fund type is low interest rate sensitivity. Based on the low overall loss at 2%, and ability and intent of Bank to hold to recovery of cost basis, the unrealized losses are deemed to be not other-than-temporary.

Franklin Low Duration Total Return A (FLDAX):

The investment seeks a high level of current income while preserving of capital. The fund invests primarily in investment grade debt securities and investments, including government and corporate debt securities, mortgage- and asset-backed securities, floating rate corporate loans and debt securities, and municipal securities, targeting an estimated average portfolio duration of three years or less. It may also invest up to 20% of its total assets in non-investment grade debt securities.

The overall portfolio composition is as follows:

Cash:	7.75%
Stocks:	0.01%
Bonds:	85.47%
Other:	6.60%

We note that the top 4 holdings (10.83%) consist of US Treasury notes. The Bond ratings primarily consist of 37.65% AAA-Rating, and 6.38% AA-Rating, and 18.34% A-Rating.

The 5-Year Average Return is 3.54%. Please refer to the history below for the prior 5 years of annual total return (%):

2013	1.22%
2012	4.08%
2011	0.60%
2010	4.79%
2009	8.24%

The investment experienced the first loss in August 2011 at 0.09% of the book value. At that time, the investment was paying dividends. As of 2013, the investment is at a 2.4% loss, or $19,000. Losses in this fund due to the underperformance of most fixed income asset classes. The bank has 17.50% liquidity. The investment is still paying dividends and no significant change in the quality of the investment. Average bond maturity is 2.68 and duration 1.68. As Bank management has the intent and ability to hold this debt security until cost recovery occurs, we consider this decline to be temporary.

MFS Limited Maturity (MQLFX):

The investment seeks total return with an emphasis on current income; but also considering capital preservation. The fund normally invests its assets primarily in debt instruments. Debt instruments include corporate bonds, U.S. government securities, asset-backed securities, municipal instruments, foreign government securities, inflation-adjusted bonds, and other obligations to repay money borrowed. Its dollar-weighted average effective maturity will normally not exceed five years.

The overall portfolio composition is as follows:

Cash:	24.61%
Bonds:	75.28%
Other:	0.03%

We note that the top 4 holdings (5.21%) consist of US Treasury Note 1.5%, FHLMC 2.5%, Hyundai Auto Lease (2013-B 0.75%), and Cnh Whsl Mstr (2013-2 FRN). The Bond ratings primarily consist of 23.39% AAA-Rating, and 17.10% AA-Rating, and 31.12% A-Rating.

The 5-Year Average Return is 3.75%. Please refer to the history below for the prior 5 years of annual total return (%):

2013	0.42%
2012	3.49%
2011	1.22%
2010	3.93%
2009	11.25%

At 12-31-13 the unrealized loss on this fund at 2.13% or $10,000. Loss position was .04% or $962 at Jan 2011. 2013 loss due to recent underperformance of most fixed income classes. History of dividend payments present. No change in quality. Melrose Bank liquidity ratio at 20%. Annual Holdings Turnover at 34%. Bond holdings average maturity 2, duration 1.46. Based on minimal loss position , and intent and ability to hold till cost recovery, declines are considered not other than temporary.

Templeton Global Fund (TPINX):

The investment seeks current income with capital appreciation and growth of income. Under normal market conditions, the fund invests at least 80% of its net assets in bonds. Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. It invests predominately in bonds issued by governments and government agencies located around the world . The fund may invest up to 25% of its total assets in bonds that are rated below investment grade. It is non-diversified.

The overall portfolio composition is as follows:

Cash:	39.25%
Bonds:	60.64%

We note that the top 4 holdings (10.40%) consist of Ireland (Rep Of, 5.0%), Poland (Rep Of, 6.25%), Bk of Korea (2.76%), and Poland (Rep Of, 5.5%). The Bond ratings primarily consist of 13.92% AAA-Rating, and 18.76% AA-Rating, and 25.74% A-Rating.

The 5-Year Average Return is 9.23%. Please refer to the history below for the prior 5 years of annual total return (%):

2013	2.22%
2012	15.81%
2011	-2.37%
2010	12.68%
2009	18.86%

The investment experienced the first loss in August 2011 at 0.06% of the book value. At that time, the investment was paying dividends. As of 2013, the investment is at a 4.5% loss, while the bank has 17.50% liquidity. Unrealized loss partly due to the announcement by the Fed that it might reduce the size of its quantitative easing program led assets with inherent risk, particularly those in emerging markets, to sell off as market participants began to change their expectations of global liquidity conditions. Fund rated 4 star by Morningstar. History, 23 years up, 4 down. The investment is still paying dividends. Average duration 1.8 years and average weighted maturity 2.7 years. As bank management has the intent and ability to hold this debt security until cost recovery occurs, these unrealized losses considered to be temporary.